EXHIBIT 99.1

Tekmira Outlines Key 2013 Product Development and Corporate Milestones

Company Presentation to be Webcast at BIO CEO Conference at 10:30 am ET

VANCOUVER, British Columbia, Feb. 12, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today its key product development, corporate, and partner milestones for 2013.

"Tekmira has been at the forefront of the RNAi technology revolution over the last decade, and 2012 proved to be a pivotal year for the RNAi field where Tekmira's LNP technology enabled multiple promising sets of human clinical data. It is Tekmira's deep knowledge and our ability to continuously innovate and improve our LNP technology platform which is driving the RNAi field forward," said Dr. Mark J. Murray, Tekmira's President and CEO.

"Building upon this positive momentum, in the year ahead, we will expand and advance Tekmira's pipeline of proprietary products, in order to maximize value for our shareholders. We intend to present results from our Phase I clinical trial with TKM-PLK1, our lead cancer program, and we anticipate it will enter Phase II clinical trials later this year. We will continue to advance our TKM-Ebola product in collaboration with the U.S. Department of Defense's TMT program. And, we expect to nominate and move forward with our next target for development.

Looking at our partners, we anticipate results from Alnylam's ALN-TTR02 Phase II trial in mid-2013 and the initiation of a Phase III trial by the end of 2013 and we expect to receive $10 million in milestone payments from Alnylam in 2013. In addition, we are entitled to future royalty payments based on sales of Marqibo, which was recently approved by the FDA. With clarity around the intellectual property protecting our LNP technology platform, we are well-positioned to pursue product, platform and strategic partnering deals," added Dr. Murray.

2013 Product Development, Corporate and Partner Milestones

TKM-PLK1, Tekmira's Lead Oncology Therapeutic

In 2012, Tekmira released interim results from a Phase I study with TKM-PLK1, which employs a unique lipid nanoparticle (LNP) developed for oncology applications, showing promising drug activity and demonstrating that TKM-PLK1 was generally well tolerated. Upcoming milestones in the TKM-PLK1 program include:

  the reporting of Phase I data from TKM-PLK1 in an oral presentation at the annual meeting of the American Association of Cancer Research to be held in April 2013; and,

  the advancement of TKM-PLK1 into a Phase II clinical trial later this year.

TKM-Ebola, Tekmira's Collaboration with the U.S. Department of Defense

Tekmira is developing an Ebola antiviral product called TKM-Ebola under a $140 million contract with the U.S. Department of Defense's Transformational Medical Technologies (TMT) Program. Tekmira has submitted a modification request to the existing contract in order to integrate recent advancements in LNP formulation technology that are 10 times more potent than previous formulations and more potent than all other LNP formulations currently being evaluated in clinical trials. Tekmira anticipates:

  the completion of the proposed LNP formulation work and a corresponding submission to the FDA in the second half of 2013 in order to initiate a Phase I clinical trial.

Expansion of Tekmira's Product Pipeline

Tekmira has a number of preclinical candidates in its pipeline addressing a wide range of therapeutic needs. The research team at Tekmira will continue to generate data to support the advancement of the most promising of these targets. It is anticipated that Tekmira will:

  select the next therapeutic product candidate for clinical development from Tekmira's preclinical pipeline in 2013.

Partner Milestones

Tekmira has granted a license to Alnylam Pharmaceuticals, Inc. to use Tekmira's LNP technology to advance RNAi therapeutic products, and Tekmira will receive milestone and royalty payments as these LNP-enabled products are developed and commercialized. Milestone events expected this year include:

  results from the Phase II trial with ALN-TTR02 – an RNAi therapeutic for the treatment of ATTR that is enabled by Tekmira's LNP technology – which are anticipated to be released by Alnylam by mid-2013;

  a $5 million milestone payment from Alnylam expected to occur in 2013 when ALN-TTR02 enters a pivotal or Phase III clinical trial; and,

  a $5 million milestone payment from Alnylam expected to occur in 2013 related to the initiation of clinical trials in China for ALN-VSP – a systemically delivered RNAi therapeutic for the treatment of advanced solid tumors with liver involvement that utilizes Tekmira's LNP technology.

  continued advancement of ALN-PCS, a systemically delivered RNAi therapeutic for the treatment of hypercholesterolemia, which is enabled by Tekmira's LNP technology. Tekmira is eligible to receive royalties on commercial sales of ALN-PCS.

Tekmira has a number of legacy license agreements that provide potential milestone and royalty payments. Marqibo, which is a liposomal formulation of the chemotherapy drug vincristine, was licensed from Tekmira to Talon Therapeutics, Inc. in 2006. In 2012, Tekmira received a US$1 million milestone payment based on the FDA approval of Marqibo. This year's milestone is the commencement of:

  anticipated royalty revenues from Talon based on the commercial sales of Marqibo.

Financial guidance

Tekmira believes that current funds on hand, plus expected income, including payments received from Alnylam in Q4 2012 and other funds from collaborative partners and the U.S. Government, will be sufficient to continue product development into 2015.

Webcast

Tekmira will provide a corporate overview including its 2013 milestones at the BIO CEO & Investor Conference at 10:30 am ET today. The webcast presentation is available at www.tekmirapharm.com.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Alnylam RNAi Technology

Tekmira has licenses to Alnylam RNAi intellectual property for certain siRNA programs.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's key product development, corporate and partner milestones for 2013; expanding and advancing Tekmira's pipeline of proprietary products over the next year; maximization of shareholder value; the intention to present results from Tekmira's Phase I clinical trial with TKM-PLK1 in an oral presentation in April 2013; the advancement of TKM-PLK1 into a Phase II clinical trials later this year; continued advancement of the TKM-Ebola program in collaboration with the U.S. Department of Defense's TMT program, including LNP formulation improvements and a submission to the FDA in the second half of 2013; the nomination of Tekmira's next target for clinical development; anticipated results from Alnylam's ALN-TTR02 for the treatment of ATTR Phase II trial in mid-2013 with the initiation of a Phase III trial by the end of 2013; the receipt of $10 million in milestone payments from Alnylam in 2013, encompassing a $5 million payment from Alnylam when ALN-TTR02 enters a pivotal or Phase III clinical trial, expected to occur in 2013 and a $5 million payment from Alnylam related to the initiation of clinical trials for ALN-VSP in China, which is expected to occur in 2013; continued advancement of ALN-PCS and future royalty payments; future royalty payments from Talon Therapeutics, Inc. based on sales of Marqibo; statements about current funds on hand, plus expected income, being sufficient to continue product development into 2015; and Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; and the effects of Tekmira's products on the treatment of cancer and infectious disease.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer or infectious disease; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the TMT program; results in preclinical models are indicative of the potential effect in humans; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's partners including Alnylam, Talon, the DoD, and others; Tekmira's financial position and its ability to execute on its business strategy; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: results for Tekmira's Phase I clinical trial with TKM-PLK1 may not be presented as anticipated, or at all; TKM-PLK1 may not enter into Phase II clinical trials as anticipated, or at all; initiation of a Phase I TKM-Ebola clinical trial with a more potent LNP formulation may not occur as anticipated, or at all; Tekmira may not select the next candidate for development as anticipated, or at all; results from the Phase II trial with ALN-TTR02 for the treatment of ATTR may not be released by Alnylam as anticipated, or at all; Tekmira may never receive milestones or royalty payments from Alnylam; Tekmira may not receive any additional non-exclusive licenses; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; Tekmira's products may not prove to be effective in the treatment of cancer and infectious disease; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; future operating results are uncertain and likely to fluctuate; competition from other pharmaceutical or biotechnology companies; Tekmira's ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; a pivotal trial for ALN-TTR02 may not start as currently anticipated, or at all; clinical trials for ALN-VSP may not commence as anticipated, or at all; ALN-PCS may not advance as anticipated, or at all; anticipated payments under contracts with Tekmira's collaborative partners including the U.S. Government, Alnylam, and Talon will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; the U.S. Government may reduce or cancel certain defense spending, including Tekmira's contract to develop TKM-Ebola; the release of data from the TKM-Ebola and TKM-PLK1 Phase I human clinical trials may not occur in the expected timeframe, or at all; the DoD may not accept the modification request to the existing TKM-Ebola to integrate recent advancements in LNP formulation and manufacturing technology; we may not complete the work necessary for the submission of the new LNP formulation to the FDA in the anticipate timeframe, or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements; Tekmira's cash runway may not extend as far as anticipated, and may be substantially less than required to continue current operations; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2011 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Marqibo is a U.S. registered trademark of Talon Therapeutics, Inc.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca